Exhibit 99.1

Sanofi-aventis and Merck KGaA

Sign Agreement to Jointly Investigate

Novel Combinations Against Cancer

- Research and development collaboration gives mutual access to innovative,

targeted cancer compound combinations -

Paris, France – December 17, 2010 – Sanofi-aventis (EURONEXT: SAN and NYSE: SNY) announced today that sanofi-aventis U.S. Inc. has signed a worldwide research and development agreement with Merck KGaA, Darmstadt, Germany, under which Merck’s division Merck Serono and sanofi-aventis U.S. Inc. will collaboratively investigate novel experimental combinations of agents that could block specific pathways in cancer cells. This collaboration could deliver novel targeted oncology treatments with high therapeutic potential.

The novel combinations involve Merck Serono’s MEK inhibitor MSC1936369B (also known as AS703026), sanofi-aventis PI3K/mTOR inhibitor SAR245409 (also known as XL765) and class I PI3K inhibitor SAR245408 (also known as XL147), respectively.

Under the terms of this agreement, each party will be initially responsible for conducting a Phase I dose escalation study of these product candidates. Sanofi-aventis will be granted a research and development license to MSC1936369B to assess safety and initial clinical activity in combination with its PI3K inhibitor SAR245408. In conjunction, Merck Serono will be granted a research and development license to SAR245409 in order to assess safety and initial clinical activity in combination with its MEK inhibitor MSC1936369B.

“This collaboration reinforces our commitment to maximize our portfolio and to provide better treatments for patients with cancer,” said Debasish Roychowdhury, M.D., Senior Vice President, Head of Global Oncology, sanofi-aventis. “Combining these promising molecules makes eminent sense and we are excited to partner with Merck Serono.”

“In the spirit of personalizing and stratifying cancer care, it is a logical step to combine new exciting molecules across pipelines and companies early on, to explore combined activity against cancer pathways,” said Dr. Wolfgang Wein, Executive Vice President for Oncology at Merck Serono. “We expect a strong synergy between both oncology units in driving the projects forward.”

About SAR245408 and SAR245409

SAR245408 is an inhibitor of class I PI3K (Phosphoinositol 3 Kinase). SAR245409 is a dual inhibitor of PI3K and mTOR (mammalian Target of Rapamycin). Both compounds have been shown to effectively block downstream signaling and are in early clinical development as monotherapy and in combination with standard of care. Results of six ongoing Phase I clinical trials were presented at the 2010 annual meeting of the American Society of Clinical Oncology (ASCO).

About MSC1936369B

MSC1936369B is Merck Serono’s experimental selective inhibitor of protein kinases MEK1 and MEK2 (MAP/ERK kinase 1 and 2) effectively blocking downstream protein signaling. It is in early clinical development as monotherapy and in combination with standard of care. At the 2010 annual ASCO meeting the first results have been presented from the on-going Phase I safety, pharmacokinetic and pharmacodynamic study of MSC1936369B in advanced solid tumors, where first signs for anti-tumor activity were observed.

ERK = Extracellular signal-regulated kinase; MAPK = Mitogen-activated protein kinase; MEK = MAP/ERK kinase; mTOR = Mammalian target of rapamycin; PI3K = Phosphoinositol 3-kinase

About sanofi-aventis Oncology

Sanofi-aventis Oncology is targeting cancer on several fronts in an effort to address unmet medical needs for a broad range of patients. Starting with a deep understanding of the mechanisms by which cancers develop, grow and spread, as well as translating this deep scientific understanding early in the drug discovery process, the company employs innovative approaches to bring the right medicines to the right patients. There are currently more than 10 compounds in development across a broad scientific platform, including targeted, cytotoxic, and antiangiogenic approaches employing both novel chemical entities and monoclonal antibodies. Four compounds are now being investigated in Phase III clinical studies aimed at multiple solid and hematologic tumor types.

About sanofi-aventis

Sanofi-aventis, a leading global pharmaceutical company, discovers, develops and distributes therapeutic solutions to improve the lives of everyone. Sanofi-aventis is listed in Paris (EURONEXT: SAN) and in New York (NYSE: SNY). For more information, please visit www.sanofi-aventis.com.

Forward Looking Statements

This press release contains forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995, as amended. Forward-looking statements are statements that are not historical facts. These statements include projections and estimates and their underlying assumptions, statements regarding plans, objectives, intentions and expectations with respect to future financial results, events, operations, services, product development and potential, and statements regarding future performance. Forward-looking statements are generally identified by the words “expects,” “anticipates,” “believes,” “intends,” “estimates,” “plans” and similar expressions. Although sanofi-aventis’ management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of sanofi-aventis, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include among other things, the uncertainties inherent in research and development, future clinical data and analysis, including post marketing, decisions by regulatory authorities, such as the FDA or the EMA, regarding whether and when to approve any drug, device or biological application that may be filed for any such product candidates as well as their decisions regarding labelling and other matters that could affect the availability or commercial potential of such products candidates, the absence of guarantee that the products candidates if approved will be commercially successful, the future approval and commercial success of therapeutic alternatives, the Group’s ability to benefit from external growth opportunities as well as those discussed or identified in the public filings with the SEC and the AMF made by sanofi-aventis, including those listed under “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” in sanofi-aventis’ annual report on Form 20-F for the year ended December 31, 2009. Other than as required by applicable law, sanofi-aventis does not undertake any obligation to update or revise any forward-looking information or statements.

Contacts:

Megan Humphrey

Oncology Division Communications

Tel: 1 (617) 665-4596

E-mail: megan.humphrey@sanofi-aventis.com

Marisol Peron

Corporate Media Relations

Tel: +33 (0) 1 53 77 45 02; Mobile: +33 (0) 6 08 18 94 78

E-mail: marisol.peron@sanofi-aventis.com

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